UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-13107
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
AUTONATION 401(K) PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AUTONATION, INC.
110 S. E. 6th St.
Fort Lauderdale, Florida 33301

AUTONATION
401(k) PLAN
FINANCIAL STATEMENTS
December 31, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator of
  AutoNation 401(k) Plan
Fort Lauderdale, Florida
We have audited the accompanying statements of net assets available for benefits of AutoNation 401(k) Plan (“the Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.
/s/ Crowe Horwath LLP
Crowe Horwath LLP
South Bend, Indiana
June 24, 2009

AUTONATION
401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2008 and 2007

	2008	2007
ASSETS
Cash	$195,240	$269,533

Investments, at fair value (Note 3)	261,783,099	380,441,097

Receivables
Employer contributions	3,454	374,932
Participant contributions	13,083	2,265,344

Total receivables	16,537	2,640,276

Net assets, reflecting all investments at fair value	261,994,876	383,350,906

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	8,811,350	—

NET ASSETS AVAILABLE FOR BENEFITS	$270,806,226	$383,350,906

See accompanying notes to financial statements.

AUTONATION
401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2008

Additions to net assets attributed to:
Investment income, excluding net depreciation
Dividends	$11,013,758
Interest	17,570

11,031,328

Contributions
Participant	28,279,414
Participant rollovers	1,098,257
Employer	4,477,116

33,854,787

Other income	286,852

Total additions	45,172,967

Deductions from net assets attributed to:
Net depreciation in fair value of investments (Note 4)	(105,545,812)
Benefits paid to participants	(51,960,245)
Distributions due to loan defaults	(4,840)
Administrative expenses	(206,750)

Total deductions	(157,717,647)

Net decrease	(112,544,680)

Net assets available for benefits:
Beginning of year	383,350,906

End of year	$270,806,226

See accompanying notes to financial statements.

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 1 — DESCRIPTION OF PLAN
General: The following description of the AutoNation 401(k) Plan, as amended through December 31, 2008 (“the Plan”), is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.
The Plan was established effective January 1, 1994, to provide benefits to all eligible employees of AutoNation, Inc. (“the Company”, formerly Republic Industries, Inc.) The Plan is a defined contribution plan with a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (“IRC”). The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Employee Benefits Committee, which consists of members of the Company’s senior management, is designated as the Plan Administrator.
Although it has expressed no intention to do so, the Company retains the right, if necessary, to terminate the Plan. In the event of the Plan’s termination, all amounts credited to participants’ accounts become fully vested subject to the requirements of ERISA. The Company also retains the right to amend the Plan.
Eligibility: Under the terms of the Plan, most employees who are at least 18 years of age are eligible to participate in the Plan immediately upon the date of hire with the Company. However, effective October 1, 2001, any employees employed by the Company after that date due to a business acquisition will not be eligible to participate in the Plan until the first day of the month coincident with or following three months of service.
The Plan also includes a provision to allow employees of certain subsidiaries of the Company to be eligible for participation in the Plan under these requirements.
Participant Accounts: Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related employer matching contributions, as well as the income attributable to the participant’s account.
Contributions and Funding Policy: Under the provisions of the Plan, participants may direct the Company to defer a portion of their compensation to the Plan, subject to a minimum of 1% and a maximum of 25% of eligible compensation, as defined by the Plan. In 2008, the Plan allowed a participant to direct up to 10% of their contribution to be invested in shares of the Company’s common stock. Amounts contributed by participants are fully vested when made. Each eligible participant could contribute up to $15,500 in 2008, subject to other applicable IRC limitations. The Plan also allowed participants that had attained age 50 to make additional contributions to the Plan of up to $5,000 for the year ended December 31, 2008. Effective January 1, 2006, the 401(k) contributions of Highly Compensated Employees are limited to 4% of eligible compensation. The Plan allows for rollovers of vested contributions from previous employers’ qualified plans.
(Continued)

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 1 — DESCRIPTION OF PLAN (Continued)
The Company makes an employer matching contribution of $.50 for each $1 of employee contributions up to 2% of the employee’s eligible compensation, except for those employees eligible for a matching contribution under a non-qualified deferred compensation plan. This contribution is made for each payroll period by the Company to all participants who are credited with at least one year of service. A participant becomes fully vested in the employer match immediately upon contribution. The employer match is invested in shares of the Company’s common stock. Participants are not able to re-direct these contributions until they have completed three years of service with the Company and, as such, these investments are nonparticipant-directed. The employer matching contribution for 2008 was $4,477,116.
Effective January 1, 2009, the Company suspended matching contributions in light of the current economic conditions.
The Company may also make a discretionary contribution to the Plan. The Company did not make a discretionary contribution to the Plan for the 2008 Plan year.
In no event will an attained vesting percentage be curtailed due to any subsequent amendments to vesting provisions.
Participant Loans:  The Plan was amended November 24, 2008 to permit participant loans effective December 1, 2008.  Prior to this, the Plan accepted and continues to service loans transferred from the plans of acquired companies.

Participants may borrow from their plan account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (reduced by the highest outstanding loan balance during the prior twelve month period) or 50 percent of their vested account balance. Participant loans are secured by the balance in their account and are made at an interest rate commensurate with prevailing rates as determined by the Plan Administrator. Interest rates on existing loans range from seven to ten percent. Principal and interest on loans are repaid in substantially equal installments through payroll deductions.
Investments: The Company entered into an agreement whereby Merrill Lynch Trust Company (“the Trustee”) has been appointed the trustee of the Plan’s assets. Under the terms of the agreement, the Trustee holds and invests the funds of the Plan subject to the direction of the Employee Benefits Committee.
Payment of Benefits: On termination of service due to death, disability, retirement, or termination of employment, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or monthly, quarterly, or annual installments over a period not to exceed the participant’s life expectancy or the joint life
(Continued)

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 1 — DESCRIPTION OF PLAN (Continued)
expectancy of the participant and the participant’s surviving spouse or other designated beneficiary.
Upon meeting certain criteria specified in the Plan document, a participant may elect to receive an in-service withdrawal of his/her account, or portion of his/her account. A participant may receive a hardship distribution, may withdraw all or a portion of an after-tax account and rollover account at any time, may withdraw all or a portion of a prior plan account or grandfathered prior plan account after attaining five years of employment with the Company, and may take an in-service withdrawal of all or a portion of his/her account held in the Plan upon attaining age 59 1/2.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting: The accompanying financial statements are prepared under the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.
Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.
While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in the Merrill Lynch Retirement Preservation Trust, a common collective trust fund. The Merrill Lynch Retirement Preservation Trust is stated at fair value with the related adjustment amount to contract value disclosed in the statements of net assets available for benefits at December 31, 2008. The Plan Administrator does not believe that any events related to the Merrill Lynch Retirement Preservation Trust which would limit the Plan’s ability to transact at contract value with participants are probable of occurring. At December 31, 2007, management determined fair value of the Merrill Lynch Retirement Preservation Trust approximated its contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.
(Continued)

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. The Plan records dividends on the ex-dividend date.
Risks and Uncertainties: The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. At December 31, 2008 and 2007, approximately 10% and 11% of the Plan’s net assets available for benefits were invested in AutoNation, Inc. common stock, respectively.
Effect of Newly Issued But Not Yet Effective Accounting Standards: In April 2009, the Financial Accounting Standards Board (“FASB”) issued Staff Position (“FSP”) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. The FSP also requires increased disclosures. This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Plan management does not expect the adoption to have a material effect on the Plan’s net assets available for benefits or changes therein.
(Continued)

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 3 — FAIR VALUE MEASUREMENTS
On January 1, 2008, the Plan adopted FASB Statement No. 157, Fair Value Measurements (“FAS 157”), and subsequently adopted certain related FASB Staff Positions. The impact of adoption of these standards as of January 1, 2008 was not material to the Plan’s net assets available for benefits. FAS 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. FAS 157 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. FAS 157 also establishes the following three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted market prices in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value, on a recurring basis, as of December 31, 2008:

	Fair Value Measurements
	at December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$143,060,858	$—	$—	$143,060,858
AutoNation, Inc. common stock	27,359,972	—	—	27,359,972
Common collective trusts	—	89,614,652	—	89,614,652
Participant loans	—	—	1,747,617	1,747,617

Total investments — fair value	$170,420,830	$89,614,652	$1,747,617	$261,783,099

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.
Mutual funds: valued at quoted market prices, which represent the net asset value of the securities held in such funds.
(Continued)

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 3 — FAIR VALUE MEASUREMENTS (Continued)
AutoNation, Inc. common stock: AutoNation, Inc. common stock, which is traded on the New York Stock Exchange (NYSE) under the ticker symbol (AN) is valued at its quoted market price at the daily close of the NYSE.
Merrill Lynch Equity Index Trust Fund XII: valued at the net asset value per unit as determined by the common collective trust as of the valuation date, which approximates fair value.
Merrill Lynch Retirement Preservation Trust: the fair value of the Plan’s interest in the stable value common collective trust reflects the net asset value of the common collective trust, adjusted for the variance between the contract value and fair value of the underlying investments of the trust, as reported by the fund managers.
Participant loans: stated at the outstanding principal balance, which approximates fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Level 3 Assets
Participant Loans
Balance as of January 1, 2008	$40,608
Issuances, repayments, and settlements, net	1,707,009

Balance as of December 31, 2008	$1,747,617

(Continued)

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 4 — INVESTMENTS
The following presents investments stated at fair value that represent 5 percent or more of the Plan’s net assets.

	2008		2007

Merrill Lynch Equity Index Trust XII, 3,170,588 and 3,224,496 shares, respectively	$35,034,995		$56,654,391

Merrill Lynch Retirement Preservation Trust, 63,391,007 and 61,260,532 shares, respectively (contract value at 2008 - $63,391,007; 2007 - $61,260,532)	54,579,657		61,260,532

PIMCO Total Return Fund, 3,545,250 and 4,963,909 shares, respectively	35,948,831		53,064,188

AutoNation, Inc. Common Stock, 2,769,228 and 2,768,330 shares, respectively*	27,359,972	*	43,352,055	*

Oakmark International Fund, 1,915,880 and 2,083,889 shares, respectively	20,787,300		43,657,469

American Century Small Cap Value Fund Inst Class, 4,574,351 and 6,192,166 shares, respectively	24,610,010		46,998,539

Oakmark Fund Class I, 0 and 625,698 shares, respectively**	—		25,259,438

Van Kampen Growth & Income Fund Cl I, 1,029,921 and 0 shares, respectively**	14,563,077		—

Munder Mid-Cap Core Growth Cl Y, 867,165 and 1,029,844 shares, respectively	14,863,216		31,266,069

*	The Plan allows participants to direct the investment of a portion of their salary deferral contributions into shares of the Company’s common stock. The Plan also provides that employer-matching contributions will be invested only in shares of the Company’s common stock and will not be subject to participants’ investment direction until the participant has completed three years of service with the Company. The portion of the Plan’s investment in shares of the Company’s common stock that is not subject to participant investment direction is detailed in Note 5.

**	At the direction of the Employee Benefits Committee, the Oakmark Fund Class I was replaced with Van Kampen Growth & Income Fund Class I shares as of June 30, 2008.
(Continued)

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 4 — INVESTMENTS (Continued)
During 2008, the Plan’s investments (including gains and losses on investments bought, sold, as well as held during the year) depreciated in value as follows:

Mutual funds	$(68,991,004)
Common collective trusts	(20,835,103)
AutoNation, Inc. common stock	(15,719,705)

$(105,545,812)

NOTE 5 — NONPARTICIPANT-DIRECTED ASSETS
Information about the significant components of net assets and the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2008	2007
Net assets
AutoNation, Inc. common stock	$24,642,276	$39,297,874
Employer contribution receivable	3,454	374,932

	$24,645,730	$39,672,806

	2008
Changes in net assets
Employer contributions	$4,477,116
Net depreciation	(14,221,745)
Benefits paid to participants	(4,162,127)
Transfers to participant-directed investments	(1,120,320)

	$(15,027,076)

(Continued)

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 6 — PARTY-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Certain plan investments are common collective trusts managed by Merrill Lynch Asset Management Company, an affiliate of the Trustee. Other plan investments are in common stock of the Company. These investments and related investment income represent party-in-interest transactions to the Plan.
The value of the Company common stock was $27,359,972 as of December 31, 2008 and $43,352,055 as of December 31, 2007.
The Plan accepts and services loans as described in Note 1. These loans and related interest represent party-in-interest transactions of the Plan.
Administrative fees of $206,750 were paid by the Plan to the Trustee for the plan year ended December 31, 2008, which qualify as party-in-interest transactions. The Company pays certain fees and expenses of the Plan, which primarily consist of legal, administrative, and accounting fees.
NOTE 7 — INCOME TAX STATUS
The Internal Revenue Service has determined, and informed the Company by a letter dated August 11, 2003, that the Plan is designed and qualified in accordance with applicable sections of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving this determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and remains qualified.
NOTE 8 — PLAN AMENDMENTS
Effective August 1, 2008, the Teamsters Local 665 members employed at BMW Mountain View are permitted to participate in the Plan.
Effective December 1, 2008, the Employee Benefits Committee authorizes the Trustee to make loans to participants subject to the conditions of the AutoNation, Inc. 401(k) Plan Loan Policy.

SUPPLEMENTARY SCHEDULE

AUTONATION
401(k) PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008
Name of Plan Sponsor: AutoNation, Inc.
Employer Identification Number: 73-1105145
Three Digit Plan Number: 001

		(c)
		Description of
		Investment
	(b)	Including
	Identity of	Maturity Date,
	Issue, Borrower,	Rate of Interest,			(e)
	Lessor, or	Collateral, Par or	(d)		Current
(a)	Similar Party	Maturity Value	Cost		Value

*	Merrill Lynch Equity Index	Common/collective fund
	Trust Fund XII	(3,170,588 shares)	*	*	$35,034,995

*	Merrill Lynch Retirement	Common/collective fund
	Preservation Trust Fund	(63,391,007 shares)	*	*	63,391,007

*	AutoNation, Inc.	Common stock
		(2,769,228 shares)	38,047,615		27,359,972

	Oakmark International	Registered investment company
	Fund	(1,915,880 shares)	*	*	20,787,300

	PIMCO Total Return Fund	Registered investment company
		(3,545,250 shares)	*	*	35,948,831

	PIMCO Real Return Fund	Registered investment company
		(676,317 shares)	*	*	6,391,197

	Alger Small Cap Growth	Registered investment company
	Institutional Fund	(65,348 shares)	*	*	1,007,660

	Columbia Mid Cap Value	Registered investment company
	Fund	(478,955 shares)	*	*	4,047,174

	American EuroPacific Fund	Registered investment company
		(276,057 shares)	*	*	7,608,140

	American Century Small Cap	Registered investment company
	Value Inst Fund	(4,574,351 shares)	*	*	24,610,010

	Van Kampen Growth &	Registered investment company
	Income Fund	(1,029,921 shares)	*	*	14,563,077

	Munder Mid-Cap Core	Registered investment company
	Growth Fund	(867,165 shares)	*	*	14,863,216

	Turner Core Growth Fund	Registered investment company
		(1,741,349 shares)	*	*	13,234,253

*	Participant loans	Interest rates from
		7% to 10%			1,747,617

	Total				$270,594,449

*	Represents a party–in-interest to the Plan

**	Cost information not required for participant directed investments.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AutoNation 401(k) Plan
(Name of Plan)

Date: June 26, 2009	By:	/s/ Michael J. Stephan

	Title:	Vice President, Corporate Controller